UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Design Within Reach, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250557105
(CUSIP Number)
Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600
With a copy to:
Douglas S. Ellenoff, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Advisors, LLC 13-4153005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,486,598

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,486,598

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,486,598

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,486,598

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,486,598

WITH:	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,486,598

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, HC

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Management, LLC 13-4146739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,486,598

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		2,486,598

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,486,598

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, HC

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital LP 13-4149785

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,202,608

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		1,202,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,202,608

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	250557105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund LP 98-0426132

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		743,990

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER

		743,990

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	743,990

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

This Amendment No. 4 amends the Schedule 13D filed May 18, 2006 (the “Schedule 13D”), as amended by Amendment No. 1 filed June 20, 2006, Amendment No. 2 filed June 1, 2007 and Amendment No. 3 filed February 14, 2008, and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Management, LLC, Glenhill Capital LP, and Glenhill Capital Overseas Master Fund LP (the “Reporting Persons”), with respect to the Common Stock of Design Within Reach, Inc. Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 2 Identity and Background
Item 2 of this Schedule 13D is amended and restated as follows:
     The names of the persons filing this statement are Glenhill Advisors, LLC, a Delaware limited liability company, Glenn J. Krevlin, a citizen of the United States, Glenhill Capital Management, LLC, a Delaware limited liability company, Glenhill Capital LP, a Delaware limited partnership, and Glenhill Capital Overseas Master Fund LP, a Cayman Islands Exempted Limited Partnership (each, a “Reporting Person”).
     Glenhill Advisors, LLC and Glenhill Capital Management, LLC are engaged in the business of investment management, and Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP are engaged in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the general partner and investment advisor of Glenhill Capital LP, a security holder of the Company, managing member of Glenhill Concentrated Long Master Fund, LLC, a security holder of the Company, and sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund LP, a security holder of the Company. Glenhill Capital Management LLC is the manager of Glenhill Special Opportunities Master Fund LLC and Glenhill Capital LP and Glenhill Capital Overseas Master Fund LP are the sole members of Glenhill Special Opportunities Master Fund LLC.
     The address of the principal business and principal office of each of the Reporting Persons and the other entities mentioned in the previous paragraph is 598 Madison Avenue, 12th Floor, New York, New York 10022.
     During the last five years, none of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4 Purpose of Transaction
     Item 4 of this Schedule 13D is amended and restated as follows:
     On July 20, 2009, Glenhill Special Opportunities Master Fund LLC (“Glenhill”) entered into a Securities Purchase Agreement with Design Within Reach, Inc. (the “Company”) relating to a private placement of shares of the Company’s common stock and a new series of preferred stock, designated Series A 9% Convertible Preferred Stock. Pursuant to the Securities Purchase Agreement, subject to customary closing conditions, Glenhill will invest $15 million of additional capital into the Company in exchange for a 91.33% ownership stake, subject to adjustment as described below. Upon the closing of the transactions contemplated by the Securities Purchase Agreement, Glenhill will purchase 15,400,000 shares of the

Company’s common stock at a purchase price of $0.15 per share and 1,000,000 shares of a new series of Series A 9% Convertible Preferred Stock at a purchase price of $12.69 per share. The funds to be used by Glenhill to acquire the common stock and Series A preferred stock will be obtained from capital contributions by its members.
     The key rights, preferences and privileges of the Series A preferred stock are as follows:
     Dividends. Holders of the Series A preferred stock will be entitled to an annual compounded dividend of 9% on each share of Series A preferred stock, payable in kind at the purchase price of the Series A preferred stock, annually in arrears. In the event that the Company’s stockholders do not approve the necessary increase in the number of authorized shares of common stock to permit full conversion of the Series A preferred stock or a default by the Company on any of the material terms and conditions of the Series A preferred stock, including, without limitation:
•	failing to timely register the resale of the common stock issued in the transaction and the shares of common stock issuable upon conversion of the Series A preferred stock issued in the transaction;

•	if the registration statement does not remain continuously effective;

•	if the Company fails to timely deliver stock certificates upon conversion of the Series A preferred stock;

•	if the Company fails to reserve a sufficient number of shares to permit full conversion of the Series A preferred stock;

•	the occurrence of certain bankruptcy related events; or

•	a monetary judgment against the Company for an amount in excess of $50,000, the annual dividend rate will automatically increase to 15%.
     Conversion. Subject to stockholder approval of the increase in the number of authorized shares of the Company’s common stock, the Series A preferred stock will be convertible, at the option of the holder of the Series A preferred stock, into the number of shares of common stock which, together with the 15,400,000 shares of common stock to be issued to Glenhill in connection with the transaction, equal 91.33% of the Company’s outstanding common stock, subject to the adjustments described below.
     Anti-dilution. The Series A preferred stock will be subject to full ratchet anti-dilution protection in connection with future issuances of equity securities, subject to customary exceptions.
     Liquidation Preference. The liquidation preference per share of the Series A preferred stock will be equal to the purchase price of the Series A preferred stock plus any accumulated but unpaid dividends. However, if the Company’s stockholders do not approve the increase in the number of authorized shares of the Company’s common stock within 90 days of the closing, the liquidation preference per share of the Series A preferred stock will automatically increase to four times such amount and increase in increments of 5% for each month thereafter pro rated daily. A merger, consolidation (other than one in which the Company’s stockholders own a majority by voting power of the outstanding shares of the surviving or acquiring corporation), sale of voting control or a sale, lease, transfer or other disposition of all or substantially all of the Company’s assets will be deemed to be a liquidation and will entitle the holders of the Series A preferred stock to receive at the closing of such transaction (and at each date after the closing on which additional amounts (such as earn out payments, escrow amounts and other contingent or deferred payments) are paid to stockholders) at their election the greater of: (i) the applicable liquidation preference or (ii) the amount they would be entitled to receive had such holders of Series A preferred stock converted their shares into common stock immediately prior to the closing of the transaction.

     Voting Rights. Holders of the Series A preferred stock will have voting rights equal to the number of shares of common stock into which the Series A preferred stock is convertible, on an “as if” converted basis. The holders of the Series A preferred stock will vote together with holders of the common stock as one class on all matters. In addition, some actions, including, without limitation:
•	incurring additional indebtedness;

•	incurring additional liens;

•	amending its charter documents;

•	repurchases of shares of stock; and

•	paying cash dividends,
will require the consent of the holders of at least 75% of the Series A preferred stock, voting as a separate series.
     Redemption. If the Company’s stockholders do not approve the increase in the number of authorized shares of the Company’s common stock, then on or after the first anniversary of the closing, the holders of the Series A preferred stock will be entitled, in their sole discretion, to require the Company to redeem their shares of Series A preferred stock at the applicable liquidation preference.
     The Securities Purchase Agreement also includes the following provisions:
     Right of Participation. If the Company proposes to offer equity or equity-like securities to any person (other than in an underwritten public offering), Glenhill will have the right to purchase its pro rata portion of such shares (based on the number of shares which would be outstanding assuming that the stockholders approved the increase in the authorized number of shares of the Company’s common stock, on an as-converted and as-exercised basis).
     Expenses; Adjustment of Conversion Price. The Company has covenanted that its transaction expenses will not exceed $750,000 (the “Expense Cap”). If the Company’s transaction fees do exceed the Expense Cap, then the number of shares of common stock issuable upon conversion of the Series A preferred stock will automatically increase pro rata into the number of shares of the Company’s common stock which, together with the 15,400,000 shares of common stock to be issued to Glenhill in connection with the proposed transaction, equal up to 95% of the Company’s outstanding common stock, based on the excess of the Company’s actual transaction expenses over the Expense Cap, up to a maximum of $1,377,000 of such transaction expenses.
     Board Representation. Prior to the closing of the transactions contemplated by the Securities Purchase Agreement, the Company’s board of directors is composed of the following six members: Hilary Billings, Ray Brunner, Peter Lynch, William McDonagh, James Peters and Lawrence Wilkinson. It is anticipated that Hilary Billings, William McDonagh, James Peters and Lawrence Wilkinson will resign at the closing of the transactions contemplated by the Securities Purchase Agreement. In accordance with the Company’s bylaws for filling board vacancies, the remaining board members, Ray Brunner and Peter Lynch, intend to appoint Glenn J. Krevlin, David Rockwell and William Sweedler to serve as directors of the Company effective at the closing of the transaction. Messrs. Krevlin, Rockwell and Sweedler have been designated by Glenhill. In addition, the size of the Company’s board of directors will be reduced to five.
     Registration Obligations and Liquidated Damages. The Company is obligated to file a registration statement on Form S-3 (or if Form S-3 is not available, on another appropriate form) registering the resale of shares of its common stock issued pursuant to the Securities Purchase Agreement and issuable upon conversion of the Series A preferred stock. If:

•	the registration statement is not timely filed, or declared effective within the time frame described;

•	the registration statement is suspended other than as permitted in the registration rights agreement;

•	after effectiveness, the registration statement ceases to remain continuously effective for ten consecutive calendar days or fifteen calendar days in any twelve month period; or

•	the Company fails to make current public information available, the Company is obligated to pay holders of registrable securities additional cash fees. The cash fees are equal to 2% of the aggregate purchase price pursuant to the Securities Purchase Agreement for any unregistered registrable securities then held by the holder for each month in which the Company fails to take these actions, subject to a maximum of $1.5 million. These liquidated damages will be pro rated for partial months. These liquidated damages will also accrue interest at a rate of 18% per year if the Company fails to make such payments within seven days.
     Indemnification. The Company has granted Glenhill customary indemnification rights in connection with the registration statement. Glenhill has also granted the Company customary indemnification rights in connection with the registration statement.
     The transactions contemplated by the Securities Purchase Agreement are subject to customary closing conditions, including absence of government restraints, absence of any material adverse effect on the Company, the filing of a Schedule 14f-1 by the Company and the passage of any required periods thereunder and other customary conditions. The parties also have agreed to certain covenants and agreements, including, with respect to public disclosure and similar matters. The Company is also subject to an “exclusivity” restriction on its ability to solicit alternative acquisition or financing proposals, provide information and engage in discussion with third parties, except under certain limited circumstances to permit the Company’s board of directors to comply with its fiduciary duties.
     The Securities Purchase Agreement contains representations and warranties of each of the Company and Glenhill. The assertions embodied in those representations and warranties were made solely for purposes of the Securities Purchase Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Securities Purchase Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Investors should read the Securities Purchase Agreement together with the other information concerning the Company and Glenhill that each company publicly files in reports and statements with the Securities and Exchange Commission.
     The parties have also agreed upon certain termination rights for both the Company and Glenhill. In certain circumstances, upon termination, the Company may be required to pay to Glenhill a termination fee of $500,000.
     In connection with the Securities Purchase Agreement, Glenhill and the current directors of the Company will enter into voting agreements (the “Voting Agreements”) agreeing to vote any shares of the Company’s capital stock owned by such parties in favor of an increase in the number of authorized shares of the Company’s common stock to permit full conversion of the Series A preferred stock and to elect Glenhill’s designees to the Company’s board of directors.
     In connection with the Securities Purchase Agreement, the Company’s board of directors approved an amendment (the “Fourth Amendment”), dated as of July 20, 2009, to the Rights Agreement, dated as of May 23, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as

previously amended (the “Rights Agreement”), in order to prevent the execution of the Securities Purchase Agreement or the Voting Agreements or the consummation of the transactions contemplated in the Securities Purchase Agreement or the Voting Agreements from triggering the exercise of any rights under the Rights Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than the matters disclosed above in response to Item 4, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.

Exhibit A:	Certificate of Designation of Preferences, Rights and Limitations of Series A 9% Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on July 20, 2009)

Exhibit B:	Securities Purchase Agreement, dated as of July 20, 2009, by and between Design Within Reach, Inc. and Glenhill Special Opportunities Master Fund LLC incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 20, 2009)

Exhibit C:	Form of Registration Rights Agreement by and between Design Within Reach, Inc. and Glenhill Special Opportunities Master Fund LLC (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 20, 2009)

Exhibit D:	Fourth Amendment to Rights Agreement, dated as of July 20, 2009, by and between Design Within Reach, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 20, 2009)

Exhibit E:	Letter Agreement, dated as of July 20, 2009, by and between Design Within Reach, Inc. and Glenhill Special Opportunities Master Fund LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 20, 2009)

Exhibit F:	Form of Voting Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 20, 2009)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: July 20, 2009

GLENHILL ADVISORS, LLC

By: Name:	/s/ GLENN J. KREVLIN Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC
Managing Member

By: Name:	/s/ GLENN J. KREVLIN Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL LP

By:	GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By:	GLENHILL ADVISORS, LLC
Managing Member

By: Name:	/s/ GLENN J. KREVLIN Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND LP

By:	GLENHILL CAPITAL OVERSEAS GP, LTD
General Partner

By:	GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By:	GLENHILL ADVISORS, LLC
Managing Member

By: Name:	/s/ GLENN J. KREVLIN Glenn J. Krevlin
Title:	Managing Member